                               BPI INDUSTRIES INC.
                        30775 Bainbridge Road, Suite 280
                                Solon, Ohio 44139


September 2, 2005


VIA EDGAR, FACSIMILE AND OVERNIGHT MAIL

United States Securities and
     Exchange Commission
Division of Corporation Finance
Attn: Mellissa Campbell Duru
Washington, D.C. 20549-7010

File:    BPI Industries Inc.
         Amendment No. 1 to Form S-1 filed August 9, 2005
         File No. 333-125483

Ladies and Gentlemen:

         This letter is in response to the comments made by the staff of the Commission in a letter dated August 29, 2005 with respect to Amendment No. 1 to Form S-1 Registration Statement filed by BPI Industries Inc. (the "Company") on August 9, 2005. Amendment No. 2 to the Form S-1 Registration Statement was filed today by the Company. The changes that have been made to the Form S-1 Registration Statement are noted in this letter below and are numbered in accordance with the staff's comment letter. The changes are also marked on the enclosed five copies of Amendment No. 2.

Form S-1

1. IN RESPONSE TO OUR PRIOR COMMENT 7, YOU REFERENCE THE REPORT PROVIDED AT EXHIBIT C. PLEASE REVISE YOUR DISCLOSURE TO INDICATE THAT THE RESOURCE ESTIMATES YOU INCLUDE IN YOUR PROSPECTUS ARE BASED ON REPORTS OF SUCH ESTIMATES AS OF 2001. OTHERWISE, PROVIDE OBJECTIVE SUPPORT THAT DEMONSTRATES A MORE RECENT ESTIMATE OF COALBED METHANE GAS RESOURCES IN THE ILLINOIS BASIN.

         We have revised the noted disclosure to indicate that the Gas Technology Institute's estimate regarding CBM in place in the Illinois Basin is taken from a report prepared in 2001.

2. WE REISSUE COMMENT 11. ALTHOUGH WE NOTE THE REVISIONS MADE ON PAGE 2, IT DOES NOT APPEAR THAT YOU HAVE PROVIDED AN ADEQUATE MIX OF INFORMATION IN THE SUMMARY WITH REGARD TO SOME OF THE MOST MATERIAL RISKS YOU FACE.

         We have revised the summary to include a section entitled "Risks Relating to BPI," which details the most material risks we face.

Risk Factors, page 6

3. WE NOTE THE INCREASE IN NET LOSS INCURRED DURING THE PERIOD ENDED APRIL 30, 2005 VERSUS APRIL 30, 2004. SUPPLEMENT YOUR RISK FACTOR DISCLOSURE TO INCLUDE A RISK FACTOR THAT ADDRESSES YOUR HISTORY OF NET LOSSES AND SPECIFY THE $5.2 MILLION NET LOSS INCURRED DURING THE PERIOD ENDED APRIL 30, 2005.

         We have added a risk factor that addresses our history of net losses, including our $4,573,766 net loss during the nine months ended April 30, 2005.

4. WE NOTE ON PAGE 34, THE RISK TO YOUR OPERATIONS CAUSED BY YOUR RELIANCE ON DRILLING CONTRACTORS, EQUIPMENT AND CREWS. PLEASE INCLUDE A RISK FACTOR TO ADDRESS THE POTENTIAL IMPACT TO YOUR OPERATIONS AND BUSINESS PLANS IF YOU FAIL TO SECURE CONTRACTUAL COMMITMENTS FOR DRILLING EQUIPMENT AND DRILL CREWS.

         We have added a risk factor that addresses our reliance on drilling contractors, equipment and crews and the potential impact on our business if we fail to secure contractual commitments for drilling equipment and crews.

Selected Historical Financial Data, page 14

5. WE NOTE YOUR RESPONSE TO COMMENT 28 FROM OUR LETTER DATED JULY 1, 2005. PLEASE PROVIDE FINANCIAL INFORMATION PREPARED IN ACCORDANCE WITH U.S. GAAP FOR ALL PERIODS PRESENTED AND REMOVE THE 2ND PARAGRAPH OF SELECTED HISTORICAL FINANCIAL DATA. ALSO, PLEASE CLARIFY WHETHER THE FINANCIAL INFORMATION PRESENTED FOR THE FISCAL YEARS ENDED 2001 AND 2000 HAVE BEEN AUDITED. IF THEY HAVE NOT, PLEASE LABEL THESE COLUMNS AS "UNAUDITED."

         We have removed the second paragraph from the noted section. We have also labelled the applicable columns in the table as "unaudited."

Critical Accounting Policies, page 16

Accounting For CBM Projects, page 16

6. WE HAVE REVIEWED YOUR RESPONSE TO PRIOR COMMENT NUMBER 84 AND NOTE YOUR DISCLOSURE THAT YOU AMORTIZE COSTS OF YOUR UNEVALUATED PROPERTIES THAT ARE PRODUCING. THIS IS NOT CONSISTENT WITH RULE 4-10(c)(3)(i) WHICH STATES THAT COSTS OF UNEVALUATED PROPERTIES ARE EXCLUDED FROM THE AMORTIZATION BASE. PLEASE REVISE YOUR ACCOUNTING ACCORDINGLY.

         Per our discussion on August 30, 2005 with Ms. Jill Davis and Mr. Ryan Milne, we have revised our accounting to eliminate depletion expense for the nine months ended April 30, 2005. We have also revised the related disclosure in footnote 3 of the interim financial statements.

7. WE NOTE THAT YOU DERIVE INCOME FROM CERTAIN OF YOU [SIC] UNEVALUATED PROPERTIES. PLEASE REVISE THE CAPTION ON YOUR STATEMENT OF OPERATION TO CHARACTERIZE THIS AS INCOME DURING THE EVALUATION PERIOD RATHER AS [SIC] REVENUE, WHICH IMPLIES THAT IT IS DERIVED FROM A PROVED PROPERTY.

         We have changed the caption "Gas Sales" in our Statement of Operations to "Income during Evaluation Period." We have also made this change throughout the amended filing where applicable.

8. PLEASE EXPLAIN IN GREATER DETAIL THE FACTORS YOU CONSIDER IN THE EVALUATION OF A PROPERTY TO DETERMINE IF IT HAS PROVED RESERVES. ADDITIONALLY ADDRESS THE STEPS REQUIRED THAT ARE PARTICULAR TO YOUR PROPERTIES. WE NOTE YOUR RELATED DISCLOSURE ON PAGE 23.

         Per our discussion on August 30, 2005 with Ms. Jill Davis and Mr. Ryan Milne, we have expanded our disclosure in the noted section to alert readers to the fact that CBM wells have some unique characteristics. We have referred readers to the section of the prospectus entitled "Cash Used in Operating Activities" contained within the "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of these unique characteristics.

Liquidity and Capital Resources, page 22

9. WE NOTE YOUR RESPONSE TO COMMENT 40 FROM OUR LETTER DATED JULY 1, 2005. PLEASE EXPAND YOUR TO DISCLOSURE [SIC] CLARIFY THE SIGNIFICANCE OF THE COMMENCEMENT OF YOUR COMMERCIAL PRODUCTION IN JANUARY 2005 AND WHETHER OR NOT AND HOW THIS EVENT IS EXPECTED TO CHANGE YOUR HISTORICAL TRENDS AND YOUR ABILITY TO ESTIMATE YOUR FUTURE PRODUCTION.

         Per our discussion on August 30, 2005 with Ms. Jill Davis and Mr. Ryan Milne, we have expanded our disclosure in the noted section to clarify the significance of the commencement of our commercial CBM production in January 2005 in terms of the changes in our historical trends that we expect in the future.

Sales and Distribution of Gas, page 34

10. DISCUSS THE MATERIAL TERMS OF YOUR CONTRACT WITH ATMOS ENERGY MARKETING, LLC. FILE THAT CONTRACT AS AN EXHIBIT.

         We have added a summary of the material terms of our agreement with Atmos Energy Marketing, LLC in the noted section. We have also filed a copy of the agreement as an exhibit to Amendment No. 2.

Management, page 37

11. PLEASE NOTE THAT ITEM 401 OF REGULATION S-K REQUIRES REGISTRANTS TO BRIEFLY DESCRIBE THE BUSINESS EXPERIENCE DURING THE PAST FIVE YEARS OF EACH DIRECTOR OR OFFICER, ETC. THE REVISED BIOGRAPHIES CONTAIN A SIGNIFICANT AMOUNT OF INFORMATION, SOME OF WHICH SHOULD BE REMOVED OR SUPPORTED BY OBJECTIVE EVIDENCE. FOR EXAMPLE, YOU STATE THAT

         MR. VRISAKIS HAS BEEN THE FOUNDER AND DIRECTOR OF "SEVERAL SUCCESSFUL" COMPANIES. IN MR. CENTA'S BIOGRAPHY, YOU CLAIM THAT HE PLAYED AN "INTEGRAL ROLE" IN TRANSFORMING IPOWER FROM AN ORPHANED DIVISION OF A FORTUNE 500 CORPORATION TO A STAND-ALONE COMPANY AND MAKE OTHER CLAIMS REGARDING HIS ACCOMPLISHMENTS AT OTHER COMPANIES. PLEASE REVISE THIS SECTION TO PRESENT THE MATERIAL INFORMATION REQUIRED BY ITEM 401.

         The biographies of our directors and officers, including the noted biographies of Messrs. Vrisakis and Centa, have been revised in response to this comment.

Selling Shareholders, page 44

12. WE REISSUE OUR PRIOR COMMENT 51. INVESTORS SHOULD NOT BE REQUIRED TO REFER TO AN APPENDIX FOR INFORMATION THAT CAN EASILY BE INCLUDED IN THE SECTION REGARDING SELLING SHAREHOLDERS PURSUANT TO ITEM 507 OF REGULATION S-K. PLEASE REFER TO THE STAFF'S PLAIN ENGLISH DISCLOSURE RULES AND GUIDANCE. SEE E.G. JUNE 1999- UPDATED STAFF LEGAL BULLETIN NO. 7- PLAIN ENGLISH DISCLOSURE.

         In response to this comment, we have moved the information contained in Appendix B to the section of the prospectus entitled "Selling Shareholders."

Description of Our Common Stock, page 46

13. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 55 AND THE REVISIONS MADE DELINEATING SOME OF THE PRINCIPAL PROVISIONS RELATED TO SHAREHOLDER PROTECTIONS AND CORPORATE GOVERNANCE MATTERS UNDER DELAWARE AND BRITISH COLUMBIA LAW. PLEASE PROVIDE FOR OUR REVIEW, THE TABULAR PRESENTATION REQUESTED IN OUR PRIOR COMMENT THAT DELINEATES THE MATERIAL SHAREHOLDER PROVISIONS AND CORPORATE GOVERNANCE MATTERS UNDER DELAWARE AND BRITISH COLUMBIA LAW THAT MAY BE MATERIAL TO INVESTORS. WE MAY HAVE FURTHER COMMENTS FOLLOWING OUR REVIEW. ALSO, RATHER THAN INDICATE THAT UNDER BRITISH COLUMBIA AND DELAWARE LAW, SHAREHOLDERS "GENERALLY" HAVE THE RIGHT TO DISSENT FROM "CERTAIN" MAJOR CORPORATE ACTIONS, REVISE TO SPECIFY WHAT THE ACTIONS ARE UNDER BOTH REGIMES IN ORDER TO PROVIDE INVESTORS WITH MORE MEANINGFUL DISCLOSURE.

         Pursuant to your request, attached to this letter, as Exhibit A, for your review is a copy of the draft comparison of shareholder rights under British Columbia law and Delaware law prepared by our U.S. counsel and Canadian counsel that was referenced in our prior response letter. As stated in our prior response letter, our review of this work product led us to two conclusions. First, we believe that the differences in shareholder rights under British Columbia law and Delaware law are not significant and do not present a material risk to our shareholders. This is consistent with our understanding that the British Columbia Business Corporations Act, which was rewritten in 2004, was based largely on the Delaware General Corporation Law. Second, because of the differing structures and terminology used in the corporation statutes of British Columbia and Delaware, a comparison of the laws of the two jurisdictions with the appropriate level of detail might cause investors to focus on, or be confused by, insignificant details rather than the fact that little substantive differences exist. Therefore, as stated in our prior response letter, in lieu of a detailed comparison of the laws of British Columbia and Delaware, we added

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         disclosure to the noted section that addresses the three specific areas noted in comment 55 of the staff's first comment letter, and a few other important areas, and provides a more general comparison of the laws of the two jurisdictions.

         We also feel that it is important to note that, by including the statement in the prospectus that the terms of our common stock and the rights of our shareholders are not significantly different under British Columbia law than what they would be under Delaware law, we will be required in the future to be mindful of this representation if at any time we propose to effect any corporation action under British Columbia law where the limitations that we would face under, for example, Delaware law would be more restrictive.

         In addition, we have revised the noted language in this section regarding dissenters' rights to more clearly specify the corporate actions under British Columbia law and Delaware law that give rise to dissenters' rights.

Report of Independent Registered Public Accounting Firm, page F-2

14. WE NOTE THAT YOUR AUDIT REPORT WAS SIGNED BY AN AUDIT FIRM BASED IN VANCOUVER, BRITISH COLUMBIA, CANADA. PLEASE TELL US HOW YOU CONCLUDED THAT IT IS APPROPRIATE TO HAVE AN AUDIT REPORT ISSUED BY AN AUDITOR LICENSED OUTSIDE OF THE UNITED STATES, IN LIGHT OF THE FACTS THAT THE MAJORITY OF YOUR ASSETS ARE LOCATED WITHIN, THE MAJORITY OF YOUR REVENUES ARE DERIVED WITHIN, AND YOUR CORPORATE OFFICES ARE LOCATED IN THE UNITED STATES. IN ACCORDANCE WITH ARTICLE 2 OF REGULATION S-X, WE BELIEVE THAT THE AUDIT REPORT OF A REGISTRANT (THAT IS NOT A FOREIGN PRIVATE ISSUER) SHOULD ORDINARILY BE RENDERED BY AN AUDITOR LICENSED IN THE UNITED STATES. FURTHER GUIDANCE MAY BE FOUND IN SECTION 5.K OF "INTERNATIONAL REPORTING AND DISCLOSURE ISSUES IN THE DIVISION OF CORPORATION FINANCE" ON THE COMMISSION'S WEBSITE AT:
         HTTP://WWW.SEC.GOV/DIVISIONS/CORPFIN/ INTERNATL/CFIRDISSUES1104.HTM.
         PLEASE TELL US WHETHER YOUR MANAGEMENT AND ACCOUNTING RECORDS ARE LOCATED IN THE UNITED STATES OR CANADA AS WELL AS WHERE THE MAJORITY OF THE AUDIT WORK IS CONDUCTED. WE MAY HAVE FURTHER COMMENTS.

         Regulations Cited: We note the requirements in Article 2 of Regulation S-X and the guidance in Section 5.K of "International Reporting and Disclosure Issues in the Division of Corporate Finance."

         Background: The Company was incorporated under the laws of British Columbia, Canada in 1980. We are publicly traded on the TSX Venture Exchange in Canada. Thus, we are required to comply with the Canadian accounting rules and the rules and regulations of the British Columbia Securities Commission, the Alberta Securities Commission and the TSX Venture Exchange. We engaged De Visser Gray because they possess the expertise in performing audits and related compliance services for junior public companies traded on the TSX Venture Exchange and specialize in the junior mining sector. De Visser Gray is registered with the Public Company Accounting Oversight Board.

         The following additional factors were relevant to the decision to utilize De Visser Gray to serve as our auditor until our recent engagement of the U.S. auditing firm of Meaden & Moore (which is licensed in the United States):

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            a.    We were a foreign private issuer during the fiscal years ended
                  July 31, 2002, 2003 and 2004, the fiscal years audited by De Visser Gray and included in the Form S-1 Registration Statement.

            b. Our corporate offices, accounting staff and accounting records were maintained in Canada since the company's formation in 1980 until March 2005, when we moved our corporate headquarters and accounting records to the United States. The majority of our audit work for all fiscal years referenced above was conducted in Canada.

         In conjunction with moving our headquarters to the United States, and in anticipation of our registration statement being declared effective by the Commission, we have recently engaged Meaden & Moore, a U.S. licensed accounting firm, to perform the audit of our financial statements beginning with the fiscal year ending July 31, 2005.

Note 3.  Marketable Securities, page F-11

15. WE NOTE YOUR RESPONSE TO COMMENT 73 FROM OUR LETTER DATED JULY 1, 2005. PLEASE DISCLOSE IN YOUR FOOTNOTES TO THE FINANCIAL STATEMENTS THAT THE UNREALIZED HOLDING GAINS AND LOSSES WERE IMMATERIAL FOR THE YEARS ENDED JULY 31, 2004, 2003, AND 2002.

         We have disclosed in note 3 to the audited financial statements that the unrealized holding gains and losses were immaterial for the fiscal years ended July 31, 2004, 2003 and 2002.

Note 4.  Coalbed Methane Projects, page F-11

16. INCLUDE THE FOLLOWING INFORMATION REGARDING YOUR UNEVALUATED PROPERTIES, AS REQUIRED BY RULE 4-10(c)(7)(II) OF REGULATION S-X.

         o    DESCRIBE THE CURRENT STATUS OF EACH SIGNIFICANT PROPERTY OR
              PROJECT.

              We have added disclosures in note 4 to the audited financial statements to indicate the status of each significant project.

         o IDENTIFY THE ANTICIPATED TIMING OF THE INCLUSION OF THE COSTS IN YOUR FULL COST AMORTIZATION CALCULATION.

              We have added a statement in note 4 to the audited financial statements that we expect to classify the unproved costs as proved costs over the next two to four years when future development of the projects is expected to result in reserves being classified as proved.

         o DISCLOSE, IN A TABLE, THE FOLLOWING INFORMATION BY ACQUISITION, EXPLORATION, DEVELOPMENT AND CAPITALIZED INTEREST COSTS:

              o   THE TOTAL COSTS EXCLUDED AS OF THE MOST RECENT FISCAL YEAR.

              o THE AMOUNT OF THE EXCLUDED COSTS INCURRED IN EACH OF THE MOST RECENT THREE FISCAL YEARS AND THE TOTAL FOR ANY EARLIER FISCAL YEARS IN WHICH COSTS WERE INCURRED.

              The information is provided in the table included in note 4 to the audited financial statements entitled "Project Costs." We have added a sentence in note 4 to the audited financial statements to clarify that the Company had not incurred any development costs at July 31, 2001 or during the fiscal years ended July 31, 2002, 2003 or 2004 and that the Company had not capitalized any interest associated with unproved properties as such amounts were not material.

Note 5.  Equity Investment in Joint Venture, page F-13

17. WE NOTE YOUR RESPONSE TO COMMENT 61 FROM OUR LETTER DATED JULY 1, 2005. PLEASE DISCLOSE, IF TRUE, IN YOUR FOOTNOTES THAT YOUR SHARE OF THE NET EARNINGS IN IMG IS IMMATERIAL.

         We have added a statement in note 5 to the audited financial statements that our share of the net earnings of IMG in the fiscal year ended July 31, 2004 was not material.

Note 7.  Shareholders' Equity, page F-14

18. DISCLOSE HOW YOU ACCOUNT FOR THE ISSUANCE OF YOUR WARRANTS. WE NOTE THAT YOU HAVE ISSUED WARRANTS AS A COMPONENT OF THE AMOUNT PAID FOR PROPERTY AND YOUR TECHNICAL SERVICES AGREEMENT. REFER TO PARAGRAPH 8 OF SFAS 123.

         Pursuant to our discussion on August 30, 2005 with Ms. Jill Davis and Mr. Ryan Milne, below is a discussion of our considerations in the treatment of (i) the "Special Warrant" we issued as a component of the amount paid for property and (ii) the stock appreciation rights granted to BHP pursuant to our technical services agreement with them.

         Special Warrant - We issued an instrument that was entitled "Special Warrant" as part of the consideration we paid to acquire Hite Coalbed Methane. This instrument has a face amount of $392,000, bears interest at the rate of 3.25% per annum, and is convertible into common stock of the Company at the option of the holder. We have recorded accrued interest and accounted for this "Special Warrant" as convertible debt and reflect the face amount as an other long-term liability on our balance sheet.

         Stock Appreciation Rights ("Rights") - In connection with our Technical Services Agreement ("TSA") with BHP, we issued certain Rights, which we referred to as "stock appreciation rights." We have not recorded any expense, liability or adjustment to our equity accounts in connection with these rights for the following reasons:

              o Under the terms of our agreement with BHP, these Rights can only be exercised and only have value in connection with BHP acquiring control of the Company (a "Major Transaction with BHP"). The only economic value these Rights could

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                   have is to reduce the purchase price BHP might pay for
                   acquiring control of the Company.

              o The Rights have no value apart from a Major Transaction with BHP. The Company is not obligated to pay BHP any compensation for any services BHP provides under the TSA.

              o The Rights are not redeemable for cash, stock or any other benefit apart from a reduction in purchase price in the case of an acquisition as described above.

              o    The Rights can be exercised only by BHP.

              o The Rights expire six months after the term of the TSA, so if the Company has not entered into a Major Transaction with BHP before then, the Rights expire without value.

              o Even though BHP has a right of first refusal before the Company can enter into a major transaction with any other party, this right expires on September 30, 2006, and the Company ultimately controls whether the Rights can ever be exercised because it is entirely in the discretion of the Company and our shareholders as to whether to engage in a Major Transaction with BHP. As a practical matter, the Company would wait until after the expiration of BHP's right of first refusal before entering into a major transaction with any party. After BHP's right of first refusal expires, the Company and our shareholders would certainly decline any offer from BHP that resulted in the Company receiving less (after giving effect to the reduction in price due to the Rights) than we could receive from someone else.

              o With regard to the question of why BHP would enter into this TSA since they receive no compensation apart from the Rights and the right of first refusal mentioned above, our opinion, which is based on our extensive discussions with BHP, is that BHP is very interested in learning about the Illinois Basin. They believe the Basin has characteristics that make it an excellent prospect for CBM production. BHP's obligations under the TSA are essentially to provide support to the Company in our horizontal drilling program. Our employees and other contractors employed by the Company will do all the drilling and development work. BHP's primary role is to support us by providing us advice based on their experience. The Company is not obligated to act on this advice; however, we believe we benefit by discussing our horizontal drilling operations with BHP personnel that have extensive experience in horizontal well development and operations. For their part, BHP gains valuable insight into and experience on the ground in the Illinois Basin.

         CONCLUSION - Since the Rights have no value apart from a Major Transaction with BHP and since BHP cannot force the Company to engage in a Major Transaction with BHP, as a practical matter the Rights have no value that we believe should be reflected in our

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         financial statements beyond the footnote disclosure that we have now provided in response to your comment 19.

Note 9.  Commitments and Contingencies, page F-15

19.      DISCLOSE THE NATURE AND TERMS OF YOUR TECHNICAL SERVICES AGREEMENT
         WITH BHP.

         We have added note 10 to the interim unaudited financial statements. The note describes the nature and terms of our Technical Services Agreement with BHP.

Engineering Comments

20. WE NOTE THAT YOU HAVE PRESENTED YOUR CBM RESERVE REPORT ON YOUR WEBSITE. PLEASE AMEND YOUR DOCUMENT TO DISCLOSE YOUR PROVED RESERVES AND THE ASSOCIATED INFORMATION AS PRESCRIBED BY: PARAGRAPHS 2 THROUGH 8 OF SEC INDUSTRY GUIDE 2; ITEM 102 OF REGULATION S-K; PARAGRAPHS 8-34 OF SFAS 69.

         We have revised the registration statement to disclose our proved reserves and the associated information prescribed by the noted sources. See mainly the sections entitled "Production," "Average Sales Prices and Lifting Costs," "Reserves" and "Discounted Future Cash Flows" contained in the section of the prospectus entitled "Business."

21. PLEASE SUBMIT TO US THE PETROLEUM ENGINEERING REPORT(s) - IN HARD COPY AND ELECTRONIC SPREADSHEET FORMAT - YOU WILL USE AS THE BASIS FOR YOUR PROVED RESERVE DISCLOSURES. THE REPORT SHOULD INCLUDE:

         o ONE-LINE RECAPS FOR EACH PROPERTY SORTED BY FIELD AND BY PRESENT WORTH WITHIN EACH PROVED RESERVE CATEGORY INCLUDING THE ESTIMATED DATE OF FIRST PRODUCTION FOR YOUR PROVED UNDEVELOPED PROPERTIES;

              One-line recaps for all Proved wells (Proved Developed Producing, Proved Developed Non-Producing, and Proved Undeveloped) will be forwarded to you in electronic and hard copy format.

         o TOTAL COMPANY SUMMARY INCOME FORECAST SCHEDULES FOR EACH PROVED RESERVE CATEGORY WITH PROVED DEVELOPED SEGREGATED INTO PRODUCING AND NON-PRODUCING PROPERTIES;

              A reserve report has been prepared that discloses only Proved reserves by reserve category. A copy of the reserve report will be forwarded to you in electronic and hard copy format

         o INDIVIDUAL INCOME FORECASTS FOR EACH OF THE TWO LARGEST PROPERTIES (NET EQUIVALENT RESERVE BASIS) IN THE PROVED DEVELOPED AND PROVED UNDEVELOPED CATEGORIES AS WELL AS THE AFE FOR EACH OF THE TWO PUD PROJECTS; AND

              The income forecasts for each of the two largest properties in the proved developed and proved undeveloped categories will be forwarded to you in electronic and hard copy format. The two largest proved developed properties are represented by the PDNP wells that come on line in 2005 (all wells [16] have the same production forecast and cash flow). The two largest proved undeveloped properties are represented by the PUD wells scheduled to come on line in 2005 (all wells that come on line [5] in December 2005 have the same production forecast and cash flow).

         o ENGINEERING EXHIBITS (E.G. MAPS, RATE/TIME PLOTS, VOLUMETRIC CALCULATIONS) FOR EACH OF THESE FOUR LARGEST PROPERTIES.

              See the response attached to this letter as Exhibit B.

22. PLEASE EXPLAIN TO US YOUR BASIS FOR ATTRIBUTION OF PROVED (DEVELOPED) NON-PRODUCING RESERVES HERE.

         The Proved (Developed) Non-Producing reserves refer to wells that have been drilled, cased, and cemented, FIG. 2 (set forth in Exhibit B). In some cases the wells have been perforated but have not yet been completed (hydraulically fractured) and not yet in production (as of 31 July 2005). Surface facilities, including gathering systems, wellheads, and artificial lift are in various stages of completion. These wells will require additional expenditure to become Proved (Developed) Producing reserves, but these expenditures are considered to be minor when compared to the expenditure completed to date. These wells have been drilled in a configuration whereby the drainage area is larger (80 acres) than the original PDP well field. The Company has indicated to us that these wells will be completed in all potential target coal seams, so the forecast for the increased drainage area and thicker competed total coal was applied to these reserves.

23. WE NOTE THE RESERVE REPORT DESCRIBES THE VORNOI(SIC) WELL SPACING AS 57 ACRES, BUT DELTA AREA RESERVE ESTIMATES UTILIZE 80 ACRES. PLEASE RECONCILE THIS TO US.

         See the response attached to this letter as Exhibit C.

24. PLEASE EXPLAIN THE METHODOLOGY USED TO DETERMINE THAT THE "76 PERCENT OF THE TOTAL COAL (13.8 FEET) IS COMPLETEABLE" EVEN THOUGH "EXISTING PRODUCING WELLS IN THE DELTA AREA ARE ONLY PRODUCING FROM APPROXIMATELY 32 PERCENT OF THE TOTAL COAL THICKNESS (5.9 FEET)..."

         LAS log data were provided for 37 of the 51 wells examined in this study. Using a cut-off depth of greater than 250 feet and density log data, the total coal thickness contained within each of these 37 wells was calculated to average 18.2 feet. Because log quality and incremental measurement intervals of these logs varied significantly, a density "cut-off" had to be selected for each log. These densities ranged between 1.3 to 2.0 g/cc and averaged 1.72 g/cc. Further, applying this methodology to the coal depth intervals reported to be perforated, this LAS log data indicated that an average of 5.9 feet, or approximately 32 percent of the total coal thickness, had been completed.

         Because LAS log data coal thickness data were found to be in general agreement with the coal thickness provided by the Company, the Company reported coal thickness data were used to evaluate the potential for additional seam completions within the already completed wells. This was accomplished by examining a database of 40 wells that identified the depths and thickness of each coal seam within each well and which coal seams had been perforated. Potential additional completion intervals for each of these wells were identified using this database. Potentially "completable" coal seams were identified as those being a minimum of 1 foot thick and occurring within stratigraphic intervals containing other such minimally thick coals that could be reasonably accessed by the current hydraulic stimulation methods being applied in this project. The results of this analysis indicated that, on average, a total of 13.8 of coal were potentially "completable" within the project area.

         ADDRESS THE EXTENT TO WHICH YOU USED CORE ANALYSIS HERE. TELL US IF YOUR GAS CONTENT ESTIMATES WERE TAKEN FROM DESORPTION TESTS; IF NOT EXPLAIN HOW YOU AVOIDED OVERESTIMATION FOR THOSE COALS THAT ARE UNDERSATURATED.

         See the response attached to this letter as Exhibit D.

Exhibits

25. PLEASE DELETE THE SENTENCE IN THE LAST PARAGRAPH, WHICH LIMITS WHO MAY RELY ON THE OPINION. YOU MAY LIMIT RELIANCE AS TO SUBJECT MATTER - LEGALITY - BUT NOT AS TO WHO CAN RELY UPON IT OR WHEN.

         The legal opinion has been revised to delete the noted sentence. A revised copy of the legal opinion has been filed as Exhibit 5.1 to Amendment No. 2. As stated in our prior response letter, we will file an updated opinion at the time of effectiveness of the registration statement.

26. IT DOES NOT APPEAR THAT THE EXECUTION VERSION OF THE ENGAGEMENT LETTER HAS BEEN FILED ON EDGAR. PLEASE FILE THE SIGNED VERSION OF THE ENGAGEMENT LETTER, INCLUSIVE OF CONFORMED SIGNATURES, WITH YOUR NEXT AMENDMENT.

         A copy of the letter agreement with KeyBanc Capital Markets and Sanders Morris Harris, Inc. with conformed signatures has been filed as Exhibit
         10.21 to Amendment No. 2.

         If you need any additional information, please contact the undersigned or Derek D. Bork of Thompson Hine LLP at 216-566-5527.

Sincerely,

/s/  George J. Zilich
George J. Zilich

cc:      Ryan Milne (with enclosures)

                                                                       EXHIBIT A

             COMPARISON OF SHAREHOLDER RIGHTS UNDER BRITISH COLUMBIA
                                AND DELAWARE LAW

         The following is a summary of certain shareholder protections under Delaware law and British Columbia law. The provisions summarized below are based in large part on the Delaware General Corporation Law (the "DGCL") and the British Columbia Business Corporations Act (the "BCBCA"). Although it is impractical to summarize all of the shareholder protections under Delaware law and British Columbia law, the following discussion summarizes the most significant shareholder protections under the laws of the two jurisdictions.

         We are currently incorporated in British Columbia under the BCBCA. This summary is intended to provide you with information about the similarities and differences in owning common stock of a corporation incorporated in British Columbia under the BCBCA and a corporation incorporated in the United States. We do not currently intended to become a Delaware corporation. However, we are providing information about shareholder rights under Delaware law as being representative of the rights that shareholders typically have under U.S. law.

THRESHOLD FOR A SPECIAL RESOLUTION

         Under British Columbia laws, a corporation may alter its Articles to specify or change the majority of votes that is required to pass a special resolution, which must be at least 2/3 and not more than 3/4 of the votes cast on the resolution, if the shareholders resolve by a special resolution to make the alteration.

         Our Articles provide that the majority of votes required to pass a special resolution at a meeting of shareholders is 2/3 of the votes cast on the resolution.

AMENDMENT OF CHARTER DOCUMENTS

         Delaware law requires the approval of the holders of at least a majority of the outstanding stock of a corporation to amend a Delaware corporation's certificate of incorporation.

         Under British Columbia laws, a corporation must not alter its Notice of Articles unless, subject to certain exceptions, the corporation has been authorized to make the alteration by court order or (i) by the type of resolution specified by the BCBCA, (ii) if the BCBCA does not specify the type of resolution, by the type of resolution specified by the Articles (which may be by directors' resolution without shareholder approval), or (iii) if neither the BCBCA nor the Articles specify the type of resolution, by special resolution. If an alteration to the corporation's Articles has been approved or has been made by a court order and the alteration would, on becoming effective, render incorrect or incomplete any information in the Notice of Articles, the corporation may, after complying with the procedural requirements set out in the BCBCA, alter its Notice of Articles to reflect that alteration to its Articles without further authorization.

         Under British Columbia laws, a corporation may resolve to alter its Articles (i) by the type of resolution specified by the BCBCA, (ii) if the BCBCA does not specify the type of resolution, by the type of resolution specified by the Articles (which may be by directors' resolution without shareholder approval), or (iii) if neither the BCBCA nor the Articles specify the type of resolution, by special resolution.

         Our Articles provide that if the BCBCA does not specify the type of resolution and the Articles do not specify another type of resolution, the Company may by special resolution alter these Articles.

ALTERATIONS TO AUTHORIZED SHARE STRUCTURE

         British Columbia law permits a corporation to:

         a.       create one or more classes of shares, or series of shares;

         b. increase, reduce or eliminate the maximum number of shares that the corporation is authorized to issue out of any class or series of shares, or establish such maximum if no maximum is established;

         c. subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

         d. if applicable, change the par value of shares by decreasing, or increasing if none of the shares of that class are allotted or issued, such par value;

         e. eliminate any class or series of shares if none of the shares of that class or series of shares are allotted or issued;

         f. change all or any shares with par value into shares without par value, or shares without par value into shares with par value; and

         g.       alter the identifying name of any of its shares.

         In the event that the change would result in the corporation's Notice of Articles reflecting information that would be incorrect or incomplete were the change to occur, the corporation must effect that change by complying with the procedures to alter its Notice of Articles. In the event that the change would result in the corporation's Notice of Articles and Articles reflecting information that would be incorrect or incomplete were the change to occur, the corporation must effect that change by complying with the procedures to alter its Notice of Articles and Articles. In all other cases, for example where the change would result in (i) neither the corporation's Notice of Articles or Articles, or (ii) only the corporation's Articles, being incorrect or incomplete were the change to occur, the corporation must effect the change by the type of resolution specified by the Articles (which may be a directors' resolution without shareholder approval) or, if the Articles do not specify the type of resolution, by special resolution.

         Our Articles provide that, subject to the BCBCA, the Company may effect the matters in items (a), (b), (d), (e) and (g) above, and otherwise alter its shares or authorized share structure when required or permitted to do so by the BCBCA, by ordinary resolution, and may effect the matters in items (c) and (f) above by special resolution.

ALTERATIONS TO SPECIAL RIGHTS AND RESTRICTIONS

         Under British Columbia laws, a corporation may, by the type of shareholders' resolution specified by the Articles, or, if the Articles do not specify the type of resolution, by a special resolution (i) create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued, or (ii) vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

         Our Articles provide that, subject to the BCBCA, we may effect the foregoing matters by special resolution. In addition, under British Columbia laws, a right or special right attached to issued shares must not be prejudiced or interfered with under the BCBCA or under the Memorandum, Notice of Articles or Articles unless the shareholders holding shares of the class or series of shares to which the right or special right is attached consent by a special separate resolution of those shareholders.

INSPECTION OF BOOKS AND RECORDS

         Delaware law generally gives shareholders the right to inspect, for any purpose related to the shareholder's interest as a shareholder, the corporation's stock ledger, list of shareholders and other books and records.

         British Columbia law generally provides that a shareholder may inspect all of the records that a corporation is required to keep under section 42 of the BCBCA, if and to the extent permitted by its Articles. A former shareholder may inspect all of the records that are required to be kept under section 42 of the BCBCA that relate to the period when that person was a shareholder, if and to the extent permitted by the Articles in effect immediately before the person ceased to be a shareholder.

         Our Articles currently do not grant rights of inspection to shareholders, providing only that our shareholders are not entitled to inspect or obtain a copy of any of our accounting records unless the directors determine otherwise or unless otherwise determined by ordinary resolution.

         As a public company under the meaning of the BCBCA, any person may inspect all of the records that are required to be kept under section 42 of the BCBCA, other than the records referred to in section 42(1)(l) to (o) and
(r)(iii).

CONSTITUTION OF THE BOARD

         Delaware law provides that the board of directors of a corporation shall consist of one or more members, each of whom shall be a natural person. It further provides that a corporation's certificate of incorporation or bylaws may prescribe other qualifications for directors.

         British Columbia law provides that, as a public company under the meaning of the BCBCA, we are required to have at least three directors. Under British Columbia, a director (i) must be at least 18 years of age; (ii) must not have been found by a court, in Canada or elsewhere, to be incapable of managing the individual's own affairs;
(iii) must not be an undischarged bankrupt; and (iv) must not have been convicted, in or out of British Columbia, of an offense in connection with the promotion, formation or management of a corporation or unincorporated business, or of an offense involving fraud, unless the court orders otherwise, a pardon was granted or issued under the Criminal Records Act (Canada), or five years have elapsed since the last to occur of the expiration of the period set for suspension of the passing of sentence without a sentence having been passed, the imposition of a fine, the conclusion of the term of any imprisonment and the conclusion of the term of any probation imposed. Unless the Memorandum or Articles provide otherwise, a director is not required to hold shares issued by the corporation. If the Articles or Memorandum so provide, the directors may appoint one or more additional directors not exceeding 1/3 of the number of the current directors who were elected or appointed as directors other than additional directors. Vacancies, unless the Memorandum or Articles provide otherwise, must be filled in accordance with the procedures set out in the BCBCA.

         Our Articles set our number of directors at the greater of three and the most recent number of directors set by ordinary resolution. Our board is currently set at five directors. Our Articles also provide that a director must be qualified as required by the BCBCA to become, act or continue to act as a director, but is not required to hold shares of our capital as a qualification for office. Our Articles also provide for the appointment of additional directors as set out above, and that the shareholders may fill any vacancies in the Board at the time the number of directors is set and that if the shareholders do not fill such vacancies in the Board at the time the number of directors is set, then the directors or shareholders may fill such vacancies. Any casual vacancies in the Board may be filled by the directors.

REMOVAL OF DIRECTORS

         Delaware law provides that directors may be removed from office, with or without cause, by the holders of a majority of the voting power of all outstanding voting stock, except that (i) if the corporation has a classified board and its certificate of incorporation does not otherwise provide, directors may be removed only for cause, or (ii) in the case of a corporation that has cumulative voting, no director may be removed without cause if the votes cast against the director's removal would be sufficient to elect the director at an election of the corporation.

         British Columbia law provides that a corporation may remove a director before the expiration of the director's term of office by a special resolution, or by a resolution of the shareholders entitled to vote at general meetings passed by less than a special majority or another method if the Memorandum or Articles so provide.

         Our Articles do not provide a lesser majority to remove a director, and further provide that the directors may remove any director before the expiration of his or her term if such director is convicted of an indictable offence or if the directors ceases to be qualified to act as a director of a corporation and does not promptly resign.

RIGHTS TO CALL SPECIAL MEETINGS OF SHAREHOLDERS

         Delaware law permits special meetings of shareholders to be called by the board of directors and such other persons, including shareholders, as the certificate of incorporation or by-laws may provide. Delaware law does not require that shareholders be given the right to call special meetings.

         Under British Columbia law, a requisition for a general meeting for the purpose of transacting any business that may be transacted at a general meeting, may be made by shareholders who, at the date the requisition is received by the corporation, hold in the aggregate at least five percent of the issued shares of the corporation that carry the right to vote at general meetings. Notwithstanding the foregoing, the directors need not call the requisitioned meeting under certain circumstances set out in the BCBCA.

SHAREHOLDER ACTION WITHOUT A MEETING

         Delaware law provides that, unless otherwise provided in a corporation's certificate of incorporation, any action that may be taken at an annual or special meeting of shareholders may be taken without a meeting, without prior notice and without a vote, if the holders of common stock having not less than the minimum number of votes otherwise required to approve such action at a meeting of shareholders consent in writing.

         Under British Columbia law, an ordinary resolution may be passed, after being submitted to all of the shareholders holding shares that carry the right to vote at general meetings, by written consent of shareholders holding shares that carry the right to vote at general meetings who, in the aggregate, hold shares carrying at least a special majority of the votes entitled to be cast on the resolution. A special resolution may be passed by written consent of all shareholders holding shares that carry the right to vote at general meetings.

CUMULATIVE VOTING

         Under Delaware law, shareholders do not have the right to cumulate their votes in the election of directors unless that right is granted in the corporation's certificate of incorporation.

         British Columbia law does not have a provision regarding cumulative voting in the election of directors, and our Articles do not provide for cumulative voting.

SHAREHOLDER VOTING REQUIREMENTS

         Under Delaware law, a majority of the shares entitled to vote, present in person or represented by proxy, unless the corporation's certificate of incorporation provides for a lower percentage not less than one-third of the shares entitled to vote, shall constitute a quorum at a meeting of shareholders. In all matters other than the election of directors, the affirmative vote of the majority of shares present at the meeting and entitled to vote shall be the act of the shareholders. Directors are elected by a plurality of the votes of the shares present at the meeting and entitled to vote.

         Under British Columbia law, unless otherwise provided in a corporation's Articles, two shareholders entitled to vote at the meeting, whether present in person or represented by proxy, constitutes a quorum at a meeting of shareholders. Unless otherwise provided under the BCBCA or the Memorandum or Articles, any action that must or may be taken or authorized by shareholders under the BCBCA may be taken or authorized by an ordinary resolution.

         Our Articles provide that the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least five percent of the issued shares entitled to be voted at the meeting.

BUSINESS COMBINATIONS WITH INTERESTED SHAREHOLDERS

         Delaware law provides generally that any person who acquires 15% or more of a corporation's voting stock (thereby becoming an "interested shareholder") may not engage in a wide range of business combinations with the corporation for a period of three years following the date the person became an interested shareholder, unless (i) the board of directors of the corporation has approved, prior to the date on which such shareholder became an interested shareholder, either the business combination or the transaction that resulted in the person becoming an interested shareholder, (ii) upon consummation of the transaction that resulted in the person becoming an interested shareholders, that person owns at least 85% of the corporation's voting stock outstanding at the time the transaction commenced (excluding shares owned by persons who are directors and also officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer), or (iii) the business combination is approved by the board of directors and authorized by the affirmative vote (at an annual or special meeting and not by written consent) of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested shareholder.

         These restrictions on business combinations with interested shareholders do not apply under certain circumstances, including, but not limited to, where (i) the corporation's original certificate of incorporation contains a provision expressly electing not to be governed by Section 203 of the DGCL, or (ii) the corporation, by action of its shareholders, adopts an amendment to its by-laws or certificate of incorporation expressly electing not to be governed by such section.

         British Columbia law has no analogous "interested shareholder" provisions, although it does prescribe that certain prescribed transactions with shareholders must be approved by shareholders and, in certain cases, approved by the British Columbia Supreme Court. See "Mergers and Certain Other Transactions" immediately below.

MERGERS AND CERTAIN OTHER TRANSACTIONS

         Delaware law requires approval of mergers (other than certain "parent-subsidiary" mergers), consolidations and dispositions of all or substantially all of a corporation's assets by a majority of the voting power of the corporation.

         Under British Columbia law, amalgamations (other than certain prescribed amalgamations) must be documented by an amalgamation agreement which is adopted by the corporation's shareholders by a special resolution and adopted by the shareholders of each class or series of shares to which are attached rights or special rights or restrictions that would be prejudiced or interfered with by the adoption of the amalgamation agreement by a special separate resolution of those shareholders. The approval of the British Columbia Supreme Court to the amalgamation is also required. Notwithstanding the foregoing, the corporation may conduct prescribed vertical short form and horizontal short form amalgamations if approved by a special resolution of shareholders or a directors resolution of, respectively, the holding corporation or each of the amalgamating corporations.

         Under British Columbia law, a corporation must not sell, lease or otherwise dispose of all or substantially all of its undertaking unless it does so in the ordinary course of its business or it has been authorized to do so by special resolution.

RIGHTS OF DISSENTING SHAREHOLDERS

         Under Delaware law, appraisal rights are available to dissenting shareholders in connection with certain mergers or consolidations. However, unless the certificate of incorporation otherwise provides, Delaware law does not provide for appraisal rights if (i) the shares of the corporation are listed on a national securities exchange or designated as a national market system security on an interdealer quotations system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 shareholders (as long as the shareholders receive in the merger only shares of the surviving corporation or of any other corporation the shares of which are listed on a national securities exchange or designated as a national market systems security on an interdealer quotations system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 shareholders, with cash permitted in lieu of fractional shares) or (ii) the corporation is the surviving corporation and no vote of its shareholders is required for the merger. Delaware law does not provide appraisal rights to shareholders who dissent from the sale of all or substantially all of a corporation's assets or an amendment to the corporation's certificate of incorporation, although a corporation's certificate of incorporation may so provide.

         Under British Columbia law, a shareholder of a corporation, whether or not the shareholder's shares carry the right to vote, is entitled to dissent in respect of: (i) a resolution to alter the Articles to alter restrictions on the powers of the corporation or on the business it is permitted to carry on; (ii) a resolution to adopt an amalgamation agreement; (iii) a resolution to approve an amalgamation into a foreign jurisdiction; (iv) a resolution to approve an arrangement, the terms of which arrangement permit dissent; (v) a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the corporation's undertaking; (vi) a resolution to authorize the continuation of the corporation into a jurisdiction other than British Columbia;
(v) any other resolution, if dissent is authorized by the resolution; or (vi) any court order that permits dissent.

PREEMPTIVE RIGHTS OF SHAREHOLDERS

         Delaware law provides that no shareholder shall have any preemptive rights to purchase additional securities of the corporation unless the certificate of incorporation expressly grants such rights.

         British Columbia law provides that shares of a corporation may be issued at the times and to the persons that the directors may determine, subject only to Memorandum or Notice of Articles, as the case may be, and to the Articles. Our Articles do not provide preemptive rights to our shareholders or to any other class of persons.

ISSUANCE OF PREFERRED STOCK AND POISON PILLS

         Both Delaware and British Columbia law generally permit corporations to issue preferred stock or shareholder rights (also known as a "poison pill"). A Delaware or British Columbia corporation may generally issue preferred stock or shareholder rights that would have the effect of deterring a takeover attempt, including a takeover attempt that could be in the best interests of the corporation or its shareholders. We do not currently have either preferred stock or shareholder rights outstanding, although our Articles permit us to issue preferred stock and do not restrict the issuance of shareholder rights. We currently have no plans to issue any preferred stock or shareholder rights, but we will be able to do so at any time in the future.

                                                                       EXHIBIT B

                  RESPONSE TO FOURTH BULLET POINT OF COMMENT 21

The two largest proved developed properties and the two largest proved undeveloped properties are represented by the single forecasted production rate that was applied to all PDNP and PUD wells, FIG. 1 below. This production rate represents production from 13.8 feet of completable coal (discussed below) on 80-acre spacing (discussed below). These wells are located outside of but adjacent to the existing production area. All PDNP wells have been drilled and their locations are identified in FIG. 2 below by the green spots; all PUD wells directly offset the PDP and PDNP wells and are identified by blue spots.



                              [LINE CHART GRAPHIC]

      FIGURE 1 - FORECASTED GAS PRODUCTION RATE VERSUS TIME FOR THE PROVED DEVELOPED NON-PRODUCING AND PROVED UNDEVELOPED WELLS IN THE DELTA PROJECT.

                                    [GRAPHIC]



        FIGURE 2 - LOCATION OF THE PDNP (GREEN) AND PUD (BLUE) WELLS IN
                               THE DELTA PROJECT.




Volumetric calculations for the gas in place for each of the PDNP and PUD well locations were determined using average reservoir properties from wells drilled to date in the Delta project area, TABLE 1 below. Average total gas in place for an 80-acre well unit (PDNP and PUD) is estimated to be 360 MMscf; average completable gas in place is estimated to be 273 MMscf. Average gross gas production for the PDNP and the PUD wells is estimated to be 174 MMscf or 48 percent of the total gas in place and 64 percent of the completed gas in place (assuming all coals over 1 foot in thickness are completed, discussed in more detail in a later response).



(a) Reservoir Property                                                    (b) Value


                             Total Coal Seam Thickness (feet)               18.2
--------------------------------------------------------------------------------
            Potentially Perforated Coal Seam Thickness (feet)               13.8
--------------------------------------------------------------------------------
                         Reservoir Pressure Gradient (psi/ft)              0.372
--------------------------------------------------------------------------------
                                    Ash plus Sulfur (percent)               14.2
--------------------------------------------------------------------------------
                                           Moisture (percent)               3.75
--------------------------------------------------------------------------------
                       Average LAS Density Log Cut-Off (g/cc)               1.72
--------------------------------------------------------------------------------
                      In-situ Coal Tonnage per Acre-ft (tons)              2,339
--------------------------------------------------------------------------------
                Dry, Ash-Free Coal Tonnage per Acre-Ft (tons)              1,919
--------------------------------------------------------------------------------
     Total Dry, Ash-Free Coal Tonnage per Project Acre (tons)             34,923
--------------------------------------------------------------------------------
Perforated Dry, Ash-Free Coal Tonnage per Project Acre (tons)             26,480
--------------------------------------------------------------------------------
                  Estimated Completion Mid-point Depth (feet)                549
--------------------------------------------------------------------------------
                          Completion Mid-point Pressure (psi)                204
--------------------------------------------------------------------------------
                                    Well Unit Spacing (acres)                 80
--------------------------------------------------------------------------------
                                     Langmuir Pressure (psia)             389.76
--------------------------------------------------------------------------------
                      Dry, Ash-Free Langmuir Volume (scf/ton)             374.41
--------------------------------------------------------------------------------
                           Dry Ash-Free Gas Content (scf/ton)                129
--------------------------------------------------------------------------------
                            Total Gas in Place per Acre (scf)          4,495,682
--------------------------------------------------------------------------------
                       Perforated Gas in Place per Acre (scf)          3,408,813
--------------------------------------------------------------------------------
                       Total Gas in Place per Well Unit (scf)        359,654,520
--------------------------------------------------------------------------------
      Potentially Perforated Gas in Place per Well Unit (scf)        272,705,076
--------------------------------------------------------------------------------


TABLE 1 - AVERAGE RESERVOIR PROPERTIES USED IN THE RESERVOIR SIMULATION FORECASTS AND ESTIMATED GAS IN PLACE FOR THE PDNP AND PUD WELLS.

                                                                       EXHIBIT C

                             RESPONSE TO COMMENT 23

The Delta Project consists of 27 producing wells as of 31 July 2005. Some of these wells are arranged in a definitive tight drainage pattern whereas other wells are more isolated, FIG. 3 below. Production data for these wells consisted of daily gas and water production rate and wellhead flowing pressure. Production days on line for these wells varied from 6 to 380 days.

                                    [GRAPHIC]

  FIGURE 3 - VORNOI AREAS FOR THE BPI INDUSTRIES PRODUCTION AREA IN THE DELTA
    PROJECT AND INTERIOR, FULLY BOUNDED WELLS SELECTED FOR HISTORY MATCHING.


Production analysis was limited to the interior wells within the production field (circled in red in FIG. 1 set forth in Exhibit B). These wells were selected because they were fully bounded by surrounding wells and not influenced by fluid flow (gas and water) from the coal reservoir area outside of the well field. Using a proprietary Schlumberger software program, Vornoi areas are drawn around each well to represent the drainage area of each well. Results of the Vornoi program indicated an average drainage area of the interior wells of 57 acres. This spacing area was used in the history matching of the average zero-time production from the interior wells and for the forecasting of future production from these existing wells.

Once the history matching was completed, a production forecast was made using history matched reservoir parameters. This forecast was applied to the existing PDP wells (adjusted for current production rate and time on line). In addition, a second forecast was made using the larger planned spacing of 80 acres (as opposed to the 57 acres) and the thicker completed coal (13.8 versus 5.9 feet). This forecast was applied to all PDNP and PUD locations.

                                                                       EXHIBIT D

                      RESPONSE TO SECOND PART OF COMMENT 24

A total of 37-canister gas content measurements were available for this study, 30 of which were reported from 6 core holes that were somewhat evenly located throughout the project area. One additional publicly available gas content data set containing 7 measurements was incorporated into this analysis primarily to confirm data provided by the project. These gas content data display a normal scatter, when viewed as a function of gas content versus depth or pressure, which is normally expected for the Illinois basin coals, FIG. 4 below.


                                    [GRAPHIC]

          FIGURE 4 - GAS CONTENT (DRY, ASH-FREE) VERSUS DEPTH FOR COAL
                  SAMPLES RECOVERED IN THE DELTA PROJECT AREA.


A total of 16 laboratory Langmuir sorption isotherms taken from most of the coals sampled for gas content were examined. Average Langmuir constants were determined from these data and then used as a primary tool for the later determination of individual coal gas contents. Incorporating the average of reported reservoir pressure gradients, this average isotherm appears to very reasonably "fit" the expected "scatter" of measured gas contents, FIG. 5 below. The majority (60 percent) of measured gas content values fall above this average isotherm, while 40 percent of measured gas content values fall below this average isotherm.

                                    [GRAPHIC]


FIGURE 5 - GAS CONTENT AND SORPTION ISOTHERMS (DRY, ASH-FREE) VERSUS RESERVOIR PRESSURE FOR COAL SAMPLES RECOVERED IN THE DELTA PROJECT AREA.




                                      D-2